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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


                                                SEC FILE NUMBER 1-8069
                                                CUSIP NUMBER 461606105


       (Check One): _X_Form 10-K ___Form 20-F
                    ___Form 11-K ___Form 10-Q ___Form N-SAR

                 For Period Ended: December 31, 1995
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                        Investors Insurance Group, Inc.
                       --------------------------------
                            Full Name of Registrant

                              Gemco National, Inc
                               -----------------
                           Former Name if Applicable

                       7200 West Camino Real, Suite 203
                       ---------------------------------
           Address of Principle Executive Office (Street and Number)

                           Boca Raton, Florida 33433
                          ---------------------------
                           City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b)   The subject annual report, semi-annual report, transition
  __X__ report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant and its independent auditors, BDO Seidman LLP, are still in the process of accumulating information required for completion of the December 31, 1995 audit of the Registrant. The extension should be adequate for the accumulation and necessary revisions, if any, of such information.

See also the attached letter of Registrant's independent auditors.


PART IV - OTHER INFORMATION

(1) Name and telephone of person to contact in regard to this notification

               Samuel P. Glenn             904             260-6990
              -----------------          -------          ----------
                 (Name)                (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                            _X_Yes   ___No







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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            ___Yes   _X_No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

















































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                        Investors Insurance Group, Inc.
                       --------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 1995                   By /s/ Melvin C. Parker
      --------------                      --------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers, This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).






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                                                          March 25, 1996

Investors Insurance Group, Inc.
3030 Hartey Road
Jacksonville, FL 32257


Gentlemen:

Pursuant to Rule 12b.25 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b.25 to be filed by Investors Insurance Group, Inc. (the "Company") on or about April 1, 1996, which contains notification of the registrant's inability to file Form 10-K for the ear ended December 31, 1995 by March 30, 1996. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statement of Investors Insurance Group, Inc. for the year ended December 31, 1995 to be included in Form 10-K.


                                                     Very truly yours,


                                                     /s/ BDO Seidman, LLP
                                                     -------------------
                                                      BDO Seidman, LLP